                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      For the quarter ended April 30, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F  __X__                      Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  ___X___                            No  _____


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                              MICRO FOCUS GROUP PLC
                            INDEX TO QUARTERLY REPORT



                                                                           Page
PART I  -  FINANCIAL INFORMATION

Item 1 - Financial Statements

         Consolidated Statements of Income for the three months            1
         ended April 30, 1997 and April 30, 1996

         Consolidated Balance Sheets as of April 30, 1997                  2
         and January 31, 1997

         Consolidated Statements  of Cash Flows for the three              3
         months ended April 30,1997 and April 30, 1996

         Notes to Consolidated Financial Statements                        4

Item 2 - Management's  Discussion  and  Analysis of                        5
         Financial  Condition  and Results of Operations

Item 3 - Quantitative and Qualitative Disclosures                          11
         About Market Risks

Part II  -  OTHER INFORMATION

Item 1 - Legal Proceedings                                                 11

Item 2 - Changes in Securities                                             11

Item 3 - Defaults Upon Senior Securities                                   11

Item 4 - Submission of Matters to a Vote of Security Holders               12

Item 5 - Other Information                                                 12

Item 6 - Exhibits                                                          12


SIGNATURE(S)                                                               13

PART I  -  FINANCIAL INFORMATION

ITEM 1  -  Financial Statements

                        Consolidated Statements of Income
                      (in thousands, except per share data)


                                                        Three Months Ended
                                                  April 30, 1997  April 30, 1996
                                                   (Unaudited)     (Unaudited)
--------------------------------------------------------------------------------
Net revenue
  Product revenue                                     $16,350           $12,891
  Service revenue                                      13,764            11,278
--------------------------------------------------------------------------------
Total net revenue                                      30,114            24,169
--------------------------------------------------------------------------------
Cost of revenue
  Cost of product revenue                               2,404             2,125
  Cost of service revenue                               4,953             4,693
--------------------------------------------------------------------------------
Total cost of revenue                                   7,357             6,818
--------------------------------------------------------------------------------
Gross margin                                           22,757            17,351
--------------------------------------------------------------------------------
Operating expenses
  Research and development                              7,699             9,131
  Sales and marketing                                  10,726            11,760
  General and administrative                            1,858             2,206
  Restructuring charges                                   -               8,000
--------------------------------------------------------------------------------
Total opertaing expenses                               20,283            31,097
--------------------------------------------------------------------------------
Income (loss) from operations                           2,474          (13,746)
Interest income                                           942               664
Interest expense                                          (3)              (13)
--------------------------------------------------------------------------------
Income (loss) before income taxes                       3,413          (13,095)
Income taxes                                          (1,126)             (115)
--------------------------------------------------------------------------------
Net income (loss)                                      $2,287         $(13,210)
--------------------------------------------------------------------------------
Net income (loss) per share                              $.15            $(.87)
--------------------------------------------------------------------------------
Weighted average number of shares outstanding          15,763            15,145
--------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements

                           Consolidated Balance Sheets
                                 (in thousands)

                                               April 30, 1997   January 31, 1997
                                                (Unaudited)
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                          $36,567            $71,560
  Short-term investments                              37,050                -
  Accounts receivable, net                            21,250             20,275
  Inventories                                            669                774
  Prepaid expenses and other assets                    3,447              2,490
--------------------------------------------------------------------------------
Total current assets                                  98,983             95,099
--------------------------------------------------------------------------------
Fixed assets:
  Property, plant and equipment, net                  32,480             32,868
  Goodwill, net                                        6,629               -
  Software product assets, net                        22,609             23,344
--------------------------------------------------------------------------------
Total assets                                        $160,701           $151,311
--------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
  Bank loans                                          $1,763             $ -
  Accounts payable                                     5,244              4,886
  Accrued employee compensation                        6,041              5,811
  Income taxes payable                                 5,377              4,142
  Deferred revenue                                    28,430             26,635
  Other current liabilities                            9,054             11,047
--------------------------------------------------------------------------------
Total current liabilities                             55,909             52,521
--------------------------------------------------------------------------------
Long-term debt and other liabilities                      23                 24
Deferred income taxes                                 10,109              9,983
Shareholders' equity:
  Ordinary shares: 10 pence (GB) par                   2,418              2,389
  value, 22,500,000 shares
  authorized, 15,342,000 outstanding (15,168,000
  at January 31, 1997)
  Additional paid-in capital                          31,034             27,468
  Unrealized loss on available-for-sale
  securities, net of tax                                 (87)               -
  Treasury stock                                      (8,959)           (8,959)
  Currency translation adjustment                     (2,309)           (2,391)
  Retained earnings                                    72,563            70,276
--------------------------------------------------------------------------------
Total shareholders' equity                             94,660            88,783
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity           $160,701          $151,311
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                      Consolidated Statements of Cash Flows
                                 (in thousands)

                                                      Three Months Ended
                                               April 30, 1997    April 30, 1996
                                                (Unaudited)        (Unaudited)
--------------------------------------------------------------------------------
Operating activities
 Net income (loss)                                   $2,287          $(16,145)
 Adjustments to reconcile net profit
 to cash provided by operations
   Depreciation of fixed assets                       1,790              2,186
   Amortization of software product assets            3,121              2,858
 Changes in operating assets and liabilities:
   (Increase) decrease in accounts receivable        (1,718)             9,736
   Decrease in inventories                               104               326
   (Increase) decrease in prepaid expenses
   and other assets                                  (1,061)               471
   Increase (decrease) in accounts payable               678           (3,583)
   Increase in product royalties payable                 453                70
   Increase (decrease) in accrued employee
   compensation                                          315           (1,580)
   Increase in accrued payroll taxes                     204               199
   Increase in income taxes payable                    1,242             3,377
   Increase (decrease) in deferred revenue             1,920           (1,906)
   (Decrease) increase in other current liabilities  (2,711)             6,396
--------------------------------------------------------------------------------
Net cash provided by operating activities              6,624             2,405
--------------------------------------------------------------------------------
Investing activities
  Purchases of property, plant and equipment         (1,203)           (1,690)
  Software product assets                            (2,168)           (2,494)
  Acquisition of subsidiary, net of cash acquired    (3,208)               -
  Purchases of available-for-sale securities        (37,050)               -
  Disposals of property, plant and equipment              40               -
--------------------------------------------------------------------------------
Net cash (used) by investing activities             (43,589)           (4,184)
--------------------------------------------------------------------------------
Financing activities
  Bank borrowings                                      1,763               -
  Issuance of ordinary shares                            281               29
  Repayment of capital leases                           (10)              (74)
--------------------------------------------------------------------------------
Net cash provided (used) by financing activities       2,034              (45)
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash                 (62)              (76)
--------------------------------------------------------------------------------
Decrease in cash                                     (34,993)          (1,900)
Cash at beginning of period                            71,560           58,845
--------------------------------------------------------------------------------
Cash at end of period                                 $36,567          $56,945
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

             Notes to Consolidated Financial Statements (Unaudited)

Basis of Presentation

Micro  Focus Group Plc (the  "Company")  is  incorporated  in England and Wales.
Where applicable, the term "Company" also includes the direct and indirect subsidiaries of Micro Focus Group Plc. The consolidated financial statements shown herein are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles for interim financial information. This 6-K filing is furnished on a voluntary basis as the Company is not required to report quarterly financial information by the U.S. Securities and Exchange Commission (the "SEC").

The financial information at April 30, 1997 and for the three months ended April 30, 1997 and 1996 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of its financial position at such date and the operating results and cash flows for such periods. The year-end balance sheet at January 31 1997 was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles. Results for the three-month period ended April 30, 1997 are not necessarily indicative of results that may be expected for the fiscal year ending January 31, 1998 or any future interim or full-year period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to SEC Regulations. Management believes that the disclosures are adequate to make the information presented herein not misleading. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 1997 included in the Company's Annual Report on Form 20-F which was filed with the SEC on May 2, 1997.

The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. The figures for the year ended January 31, 1997 are based on the audited financial statements which have been filed with the UK Registrar of Companies; the auditors' reports on both the U.K. and U.S. financial statements for the year ended January 31, 1997 were unqualified.

Cash and Cash Equivalents - Short-Term Investments

Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments with original maturities of less than three months.

The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors and implemented as of the beginning of the current fiscal year. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly-rated financial institutions and other specified money market instruments of similar liquidity and credit quality. In accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management of the Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

The Company has determined that all of its investment securities are to be classified as available-for-sale. Such securities are stated at amounts which approximate fair value, based on quoted market prices, with the unrealized gains and losses reported as a separate component of shareholders' equity.

Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

Earnings Per Share

On March 3, 1997, the Financial Accounting Standards Board issued Statement No. 128 ("FAS 128"), "Earnings Per Share," which is required to be adopted in financial statements issued for periods ending on or after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Implementation of FAS 128 will not have a material impact on primary or diluted earnings per share for the first quarter of 1997 or the first quarter of 1996.

Acquisition

The Company acquired Millennium UK Limited ("Millennium"), a Year 2000 consulting firm, on April 30, 1997 for consideration of $6,400,000 paid in a combination of $3,200,000 in cash and the issuance of 149,142 ordinary shares. The transaction has been accounted for as a purchase with the Company recording $6,629,000 of goodwill as of April 30, 1997, which the Company intends to amortize over five years. The following are Millennium's recent operating results (in thousands):

                                             Three Months Ended
                                        April 30, 1997    April 30, 1996
                                        --------------    --------------
Revenues                                   $954               $289
Income (loss) from operations                (9)               (32)


Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included in this
Part I, and with the Company's audited financial statements in U.S. format for the fiscal year ended January 31, 1997 as reported in the Company's Annual Report on Form 20-F filed with the SEC on May 2, 1997.

Results of Operations

Net revenue for the first quarter of 1997 was 25% above the corresponding quarter of 1996. Product revenue grew 27%, reflecting higher sales of the Company's Year 2000 products, UNIX tools, mainframe emulators, COBOL Workbench(R), and other product lines. Service revenue increased 22% from the prior year's first quarter primarily as a result of increased software maintenance revenue. Sales to U.S. customers grew 28% over the prior year period reflecting the above factors and changes in the Company's product bundling and sales discount structure. Sales to customers outside the United States increased 19%
over the comparable prior year period largely due to sales increases in India, Germany and Japan. Net revenue for the first quarter was 9% below the net revenue reported in the prior quarter ended January 31, 1997. Typically, the Company's fourth fiscal quarter has been seasonally its strongest and the first quarter its lowest. In the first quarter of 1997, sales of all products were lower than in the prior quarter, except for higher license revenue from the Company's Year 2000 products and OEM channels. There can be no assurance that the market for the Company's products will grow in future periods at its historical rate of growth, that certain segments of such will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical growth rates.

Gross margins were 76%, 72% and 79% of net revenue in the first quarter of 1997, the first quarter of 1996 and the fourth quarter of 1996, respectively. The gross margin percentage for the quarter was higher than for the first quarter of 1996 because of reduced product discounting in the United States, proportionally more product sales which carry higher margins, and savings attributable to the replacement of printed software documentation with electronic versions. Gross margin as a percent of net revenue in the first quarter of 1997 was below the fourth quarter of 1996 because of a decline in the share of net revenue represented by product licensing revenue which carries higher gross margins and expansion of the Company's consulting staff at a higher rate than the associated revenue increase. The Company's gross margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin is also dependent on discounts selectively provided to customers in competitive sales situations. As a result of the above factors, gross margin fluctuations are difficult to predict, and gross margins may decline from current levels in future periods.

Research and development (R&D) expenses for the first quarter of 1997 were 16% below the first quarter of 1996 and represented 26% of net revenue as compared to 38% for the comparable prior year period. The decline in R&D expenses resulted from the cancellation and phasing out of development projects not deemed critical to the Company's future success and resulting staff and facility reductions. R&D expenses for the first quarter of 1997 were 10% below the fourth quarter of 1996 when they represented 24% of net revenue, a result of lower bonus provisions and lower amortization of software product assets net of amounts capitalized. The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company will continue to control expenses where possible, the Company anticipates that aggregate R&D expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing expenses for the first quarter of 1997 were 9% below the first quarter of 1996 and 16% below the fourth quarter of 1996. Sales and marketing expenses were 35%, 49% and 37% of net revenue in the first quarter of 1997, the first quarter of 1996 and the fourth quarter of 1996, respectively. The decline in sales and marketing expenses from the first quarter of 1996 reflected lower promotional activities. The decline in sales and marketing expenses from the fourth quarter of 1996 reflected lower promotional expenditures and lower sales commissions. The Company believes that continued investments in sales and marketing and customer support, particularly in promotional activities, are essential to maintaining its competitive position. In addition, the Company is expanding its sales and consulting staffs. Accordingly, the Company anticipates that sales and marketing expenses will be higher in future periods.

General and administrative (G&A) expenses for the first quarter of 1997 were 16% below the first quarter of 1996 and 30% below the fourth quarter of 1996. The decline in G&A expenses from the prior year's first quarter reflected reduced salaries, travel and entertainment, and consulting services. The decline in G&A expenses from the fourth quarter of 1996 reflected lower bonus provisions. G&A expenses were 6%, 9% and 8% of net revenue in the first quarter of 1997, the first quarter of 1996 and the fourth quarter of 1996, respectively. The Company is investing to strengthen its infrastructure, in particular its information systems, and anticipates that G&A expenses will increase in future quarters.

Interest income for the first quarter of 1997 was 42% above the first quarter of 1996, and 29% higher than the fourth quarter of 1996. The increase in interest income reflected higher average cash balances and higher investment yields resulting from investing funds in money market instruments in place of bank certificates of deposit.

The Company's effective tax rate was 33% for the first quarter of 1997 as compared to 25% on the loss recorded for the year ended January 31, 1997. In fiscal 1996, the tax rate was affected by the distribution of taxable profits and losses among the tax jurisdictions in which the Company operates and by restructuring charges which were not tax-deductible.

Liquidity and Capital Resources

During the first quarter of 1997, the Company generated $6,624,000 in cash from operating activities, primarily from income before depreciation and amortization and increases in income taxes payable and deferred revenue, offset in part by higher accounts receivable and payments of restructuring charges provided for in 1996. The Company generated $2,405,000 in cash from operations in the first quarter of 1996, primarily as a result of a $9,736,000 reduction in accounts receivable and increases in income taxes payable and other current liabilities, offset by the Company's loss before depreciation and amortization.

At April 30, 1997, the Company had $73,617,000 in cash, cash equivalents and short-term investments. This amount increased $2,057,000 during the first quarter of 1997, reflecting cash provided by operating activities and bank borrowings made to hedge foreign currency exposures, offset in part by purchases of property and equipment and software product assets.

The Company has a GBP 5,000,000 ($8,100,000 at April 30, 1997) unsecured bank line of credit in the form of a revolving multi-currency LIBOR loan facility. Such facility expires in December 1997. The interest rate on outstanding borrowings under such facility is equal to 1% above the prevailing LIBOR rate for the currency in which the borrowings are made. The loan agreement for such facility requires the Company to maintain a certain minimum level of net tangible assets. Borrowings outstanding under the credit line as of April 30, 1997 were the equivalent of $1,763,000, and were incurring interest at a rate of 5.375% per annum.

The Company currently expects to spend approximately $10,000,000 for capital equipment and leasehold improvements during fiscal 1997, in particular for upgrades and expansions to its information systems and in connection with the planned relocation of certain of its U.S. facilities. The Company may finance a portion of these expenditures through leasing arrangements.

The Company believes that existing balances of cash, cash equivalents and short-term investments in combination with its available bank line of credit and leasing facilities will be sufficient to meet its cash requirements through 1997.

Factors That May Influence Future Operating Results

Micro Focus operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results from operations.

The factors set forth below as well as statements made elsewhere in this quarterly report contain certain forward looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in this Form 6-K. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 6-K. For more information regarding forward-looking statements, see "Special Note on Forward-Looking Statements" below in this Part I, Item 2.

The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders, product life cycles, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products, changes in the mix of distribution channels through which the
Company's products are offered, purchasing patterns of distributors and retailers, quality control of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, budgeting cycles of its customers, the cancellation of licenses during the warranty period, non-renewal of maintenance agreements, economic conditions generally or in various geographic areas, and other factors discussed in this section.

A high percentage of the Company's operating expenses are fixed over the short term and if anticipated revenue does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter. Furthermore, although historically the Company's business has not been subject to seasonal variations, the Company's customers tend to make product purchase decisions in the fourth quarter of their fiscal year as a result of purchase cycles related to expiration of budgetary authorizations. As a result, the Company experiences lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year.

The Company's revenue is also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would likely be materially adversely affected.

The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products and technologies. The growth and financial performance of the Company will depend upon its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends upon its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis or to attract and retain qualified employees could materially adversely affect the Company's business, results of operations and financial condition.

Substantially all of the Company's revenue is currently, and is expected to continue in the future to be, derived from products and services related to applications development in the COBOL language. As a result, the Company's future operating results depend upon market acceptance of the COBOL language. Any decline in the demand for or market acceptance of the COBOL language or mainframe computers for which COBOL is a dominant language, as a result of competition, technological change or other factors, would have a material adverse effect on the Company's business, financial condition and results of operations.

The markets in which the Company competes are characterised by rapid technological change and aggressive competition. The Company believes that the principal competitive factors in the Company's markets are product performance and reliability, functionality, product quality, application portability, product enhancement, price, training, support and the quality of service offerings. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions, including database vendors of tools and other programming languages that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and services markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterised generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, in the Year 2000 professional services market.

The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's securities.

Micro Focus is subject to the general economic climate in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see "Exchange Rate Fluctuations", below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue and expenses.

The Company markets certain of its products and services to customers for managing the development and maintenance of mission-critical computer software systems. In addition, an increasing portion of the Company's business is devoted to addressing the Year 2000 problem which affects the performance and reliability of many mission-critical systems. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any material product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the Year 2000 market. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Furthermore, the Company anticipates that demand in the Year 2000 market will decline, perhaps rapidly, following the turn of the century and the demand for the Company's Year 2000 solutions, products and services may also decline as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Company's license revenue and professional service fees could be materially and adversely affected.

Exchange Rate Fluctuations

The Company prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's net revenue arises in U.S. dollars, whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on the Company's operating results, notably when expressed in G.B. pounds. In the first quarter of 1997, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were immaterial.

Special Note on Forward-Looking Statements

The Company is subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1, 1996 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This quarterly report contains certain "forward-looking statements" (as such term is defined in the rules promulgated pursuant to the U.S. Securities Act of 1933, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed above in
Part I hereof under the heading "Factors That May Influence Future Operating Results", as well as those discussed elsewhere in this quarterly report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this quarterly report.

Item 3 - Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

PART II -  OTHER INFORMATION

Item 1 - Legal Proceedings

None.

Item 2 - Changes In Securities

None.

Item 3 - Defaults Upon Major Securities

None.

Item 4 - Submission of Matters to a Vote of Security Holders

None.

Item 5 - Other Information

On April 30, 1997, the Company acquired all the share capital of Millennium UK Limited ("Millennium") for total consideration of approximately $6,400,000, which consisted of a payment of $3,200,000 in cash and the issuance of 149,142 ordinary shares of the Company with a value of approximately $3,200,000 on the date the acquisition was completed. Based in Bournemouth, England, Millennium provides specialized Year 2000 consulting services. Millennium has performed work for many blue chip UK companies on Year 2000 projects and has expertise in the estimating, planning and management of Year 2000 compliance projects for large scale systems. In addition, Millennium provides services in the areas of project management and planning, business process prioritization, resources strategies, risk assessment, impact analysis, forward failure analysis, vendor management, automation strategies, training, implementation support and management, and testing procedures and standards. See also Part I, Item 1 herein under the heading "Acquisition."

Item 6 - Exhibits

None.























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



                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Micro Focus Group Public Limited Company
                                         (Registrant)



Date: June 13, 1997        By: /s/Anthony R. Muller
                               ----------------------------------
                               Anthony R. Muller
                               Senior Vice President and Chief Financial Officer






















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